     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 6, 1997

                                                      REGISTRATION NO. 333-19933
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                     SANCTUARY WOODS MULTIMEDIA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            BRITISH COLUMBIA                                7372                                   75-2444109
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            1825 SOUTH GRANT STREET
                          SAN MATEO, CALIFORNIA 94402
                                 (415) 286-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CHARLOTTE J. WALKER
                     PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                             CHAIRMAN OF THE BOARD
                            1825 SOUTH GRANT STREET
                          SAN MATEO, CALIFORNIA 94402
                                 (415) 286-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                               JUDITH M. O'BRIEN
                               BRUCE M. MCNAMARA
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (415) 493-9300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(l) of this form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                            PROPOSED     PROPOSED MAXIMUM
                                                        MAXIMUM OFFERING     AGGREGATE
        TITLE OF EACH CLASS OF           AMOUNT TO BE       PRICE PER        OFFERING         AMOUNT OF
      SECURITIES TO BE REGISTERED         REGISTERED        SHARE(1)         PRICE(1)     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Rights to Purchase Common Stock and
  Common Stock, no par value issuable
  on exercise thereof..................    67,614,973         $.17          $11,494,545     $3,448.36(2)
===========================================================================================================


(1) Registration fee is based on the average of the bid and ask price reported by the Nasdaq Bulletin Board on February 26, 1997 prior to the initial filing hereof pursuant to Rule 457(c).


(2) Previously paid.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

March                , 1997

Dear Sanctuary Woods Shareholder and Holder of 8% Convertible Debentures:


     I am pleased to inform you that Sanctuary Woods is granting non-transferable rights (the "Rights") to the holders of its Common Stock ("Common Stock Holders") and holders of 8% Convertible Debentures due July 31, 1999 ("Debenture Holders") (who are not Canadian residents) to purchase up to 67,614,973 shares of Common Stock of the Company. All Common Stock Holders and Debenture Holders (who are not Canadian residents) of record at the close of business March 7, 1997 (the "Rights Offering Record Date") will receive Rights ("Rights Holders"). If a holder's shares are not held in the holder's own name but in the name of a broker, bank, trust company or other entity as record or nominee holder, the holder will need to contact the record or nominee holder as soon as possible to communicate the holder's desire to exercise his Rights. NO RIGHTS WILL BE ISSUED TO THE COMPANY'S CANADIAN COMMON STOCK HOLDERS DUE TO THE SUBSTANTIAL BURDEN AND COST TO COMPLY WITH CANADIAN REGULATORY REQUIREMENTS.



     The Rights Holders will receive one Right for every share of Common Stock and 441.83 Rights for every share of Series A Preferred Stock into which such Rights Holder's Debentures are exchangeable. Each Right will entitle the holder to buy one share of the Company's Stock for U.S.$0.12 per share. The Rights will be exercisable at any time after issuance until 5:00 p.m., California time, April 4, 1997 (the "Expiration Date"). After the Expiration Date, the Rights will expire and become void.


     The Rights are not transferable. No certificates for Rights will be issued. No fractional Rights will be issued and no cash will be paid in lieu of fractional Rights.

     Rights Holders may exercise any or all Rights received. No delivery of shares of Common Stock of the Company issuable upon the exercise of Rights will be made prior to the Rights Offering Record Date. Certificates for shares purchased upon exercise of Rights will be delivered as soon as practicable after exercise.

     Any Rights Holder who fully exercises all Rights initially issued to him is entitled to subscribe for shares of Common Stock which were not otherwise subscribed for by other Rights Holders in the primary subscription (the "Over-Subscription Privilege"). Record Date Shareholders such as broker-dealers, banks, and other professional intermediaries who hold shares on behalf of clients, may participate in the Over-Subscription Privilege for a client if the client fully exercises all Rights attributable to him. For purposes of determining the maximum number of shares of Common Stock a Rights Holder may acquire pursuant to the Rights Offering, broker-dealers whose shares of Common Stock are held of record by Cede & Co. ("Cede") or by any other depository or nominee will be deemed to be the holders of the Rights that are issued to Cede or such other depository or nominee on their behalf. Shares of Common Stock acquired pursuant to the Over-Subscription Privilege may be subject to allotment, which is more fully discussed in the Prospectus accompanying this letter.

TO EXERCISE RIGHTS:

     Complete the Subscription Certificate: To exercise Rights, the Rights Holder must complete and sign the enclosed Subscription Certificate.

     Method of Payment: Payment must be made in United States dollars by check, bank draft or money order, payable to the order of First National Bank of Boston as Rights Agents for the Company or by wire transfer to the Rights Agent pursuant to the instructions set forth in the Subscription Certificate. Payments received prior to the Rights Offering Record Date for the exercise of Rights will be held in an escrow account maintained by the Rights Agent until after the Rights Offering Record Date.

     Delivery: The completed Subscription Certificate, with payment, must be delivered to the Rights Agent on or before the Expiration Date at the address set forth in the Prospectus:

     IF DELIVERY IS MADE BY MAIL, THE HOLDER OF THE RIGHTS BEARS THE RISK OF LATE DELIVERY. PAYMENT MAY NOT BE MADE IN CASH AND MAY ONLY BE MADE ON

BUSINESS DAYS. COMPLETED SUBSCRIPTION CERTIFICATES AND PAYMENT FOR SHARES SHOULD NOT BE SENT TO THE COMPANY.

     If Your Shares Are Held By Your Broker, Etc.: If Debentures or shares of the Company's Common Stock are not held in a Rights Holder's own name but in the name of a broker, bank, trust company or other entity as record or nominee holder, the Rights Holder will need to contact the record or nominee holder as soon as possible to communicate the Rights Holder's desire to exercise Rights.

     Exercise is Irrevocable: Once a Rights Holder has delivered or mailed a completed Subscription Certificate, together with payment, the exercise of the Rights represented thereby is not revocable for any reason.


     Use of Proceeds: The net proceeds received by the Company from the sale of 67,614,973 Shares of Common Stock is estimated to be approximately $8 million, assuming that all of the Rights are exercised (which cannot be assured), and after deducting expenses of the Rights Offering of approximately $150,000. The Company intends to use the proceeds of this Rights Offering for the repayment of debt, research and development and sales and marketing activities, and for other general corporate purposes.


AMENDMENT, EXTENSION OR TERMINATION

     The Company reserves the right, in its sole discretion, to: (a) terminate the Rights Offering prior to delivery of the Common Stock for which Rights Holders have subscribed pursuant to the exercise of Rights in the primary subscription or the Over-Subscription Privilege; (b) extend the Expiration Date to a later date; (c) change the Rights Offering Record Date to a later date prior to the distribution of Rights to shareholders; or (d) amend or modify the terms of the Rights Offering.


     The Rights Offering is described in more detail under the heading "Rights Offering" in the enclosed Prospectus. If you have any questions relating to the exercise of Rights, please telephone the Rights Agent (800) 733-8481, Ext. 352 or (212) 305-7000.


                                          Very truly yours,

                                          CHARLOTTE J. WALKER
                                          Chairman, President and Chief
                                          Executive Officer

                               67,614,973 SHARES
                            ------------------------

                     SANCTUARY WOODS MULTIMEDIA CORPORATION

                        RIGHTS TO PURCHASE COMMON STOCK
                AND COMMON STOCK ISSUABLE ON EXERCISE OF RIGHTS

     All of the Shares of Common Stock offered hereby are being sold by Sanctuary Woods Multimedia corporation (the "Company").


     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE OR OTHER SECURITIES COMMISSION OR HAS THE COMMISSION OR ANY STATE OR OTHER SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                           PRICE TO     UNDERWRITING DISCOUNTS    PROCEEDS TO
                                            PUBLIC          AND COMMISSIONS        COMPANY(1)
------------------------------------------------------------------------------------------------
Per Share.............................      $0.12                 --                 $0.12
------------------------------------------------------------------------------------------------
Total.................................    $8,113,797              --               $8,113,797
================================================================================================

(1) Before deducting estimated offering expenses of $150,000 payable by the Company.

                            -----------------------------

     The shares of Common Stock are being offered by the Company on a best-efforts basis with no minimum purchase requirement. As a result, there can be no assurance that the Company will be able to sell all or any of the shares of Common Stock offered hereby. No arrangements have been made to place the funds received in an escrow, trust or similar arrangement.

     The Company is distributing the Rights directly to its holders of Common Stock and 8% Convertible Debentures due July 31, 1999 as of March 7, 1997, who are not Canadian residents, and has made no arrangements with brokers or dealers to solicit purchases of shares by holders of Rights. The Rights will be exercisable until at any time after issuance until 5:00 p.m., California time, April 4, 1997 (the "Expiration Date").

     On or before the Expiration Date of this offering, any Rights holder who fully exercises all Rights initially issued to him is entitled to subscribe for shares of Common Stock which were not otherwise subscribed for by other Rights holders in the primary subscription. A maximum of 67,614,973 shares of Common Stock will be issued in this offering including all over-subscriptions. If sufficient shares of Common Stock remain after the primary subscription, all over-subscriptions will be honored in full. If over-subscriptions for Common Stock exceed the Common Stock available for sale after the primary subscription, the available Common Stock will be allocated among those who over-subscribed based on the number of shares of Common Stock for which a Rights holder over-subscribes.
                 THE DATE OF THIS PROSPECTUS IS MARCH   , 1997.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................    3
RISK FACTORS..........................................................................    5
AVAILABLE INFORMATION.................................................................   11
INFORMATION INCORPORATED BY REFERENCE.................................................   11
RECENT DEVELOPMENTS...................................................................   13
RIGHTS OFFERING.......................................................................   15
  Purpose of the Rights Offering......................................................   15
  Eligible Participants...............................................................   15
  The Rights..........................................................................   15
  Transferability of Rights...........................................................   15
  Over-Subscription Privilege.........................................................   15
  Exercise of Rights..................................................................   16
  Rights Agent........................................................................   17
  Information Agent...................................................................   17
  The Subscription Price..............................................................   17
  Expiration of Rights Offering.......................................................   18
  Amendment, Extension or Termination of Rights Offering..............................   18
  Delivery of Shares Upon Exercise....................................................   18
  Plan of Distribution................................................................   18
  Dilution of Canadian Common Stock Holders...........................................   19
USE OF PROCEEDS.......................................................................   20
DILUTION..............................................................................   20
DESCRIPTION OF CAPITAL STOCK..........................................................   21
LEGAL MATTERS.........................................................................   21
APPENDIX 1 -- Subscription Certificate
APPENDIX A: Report of the Company on Form 10K/A-3 for the year ended December 31, 1995
APPENDIX B: Report of the Company on Form 10-Q for the quarter ended December 31, 1996

                                    SUMMARY


     The following is a brief summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Prospectus and the exhibits hereto. Unless otherwise defined herein, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Prospectus. Unless otherwise indicated, all dollar amounts are stated in U.S. dollars.


RIGHTS OFFERING:


Securities Offered.........  The Company is issuing to its holders of Common
                             Stock, including beneficial owners of shares held in the name of Cede & Co. as nominee for The Depository Trust Company or in the name of any other depositary or nominee, and 8% Convertible Debentures due July 31, 1999, of record March 7, 1997 (the "Rights Offering Record Date") (who are not Canadian residents) rights ("Rights") entitling the holders thereof to subscribe for and purchase up to an aggregate of 67,614,973 shares of Common Stock of the Company ("Rights Holders"). Each Rights Holder will receive one Right for every share of Common Stock and 441.83 Right(s) for every share of Series A Preferred Stock for which a Rights Holder's Debentures are exchangeable. Each Right will entitle the holder to purchase one share of the Company's Common Stock. The Rights will be exercisable at any time after issuance until 5:00 p.m. California time, April 4, 1997.


Over-Subscription
Privilege..................  Any Rights Holder who fully exercises all Rights initially issued to him is entitled to subscribe for shares of Common Stock which were not otherwise subscribed for by other Rights Holders in the primary subscription (the "Over-Subscription Privilege").

Subscription Price.........  The subscription price per share of Common Stock
                             (the "Subscription Price") will be U.S.$0.12.

How to Exercise Rights.....  To exercise Rights, the Rights Holder must complete and sign the Subscription Certificate enclosed with this Prospectus. Payment of the Exercise Price must be made in United States dollars by check, bank draft or money order, payable to the order of the Rights Agent for the Company or by wire transfer to the Rights Agent pursuant to the instructions set forth in the Subscription Certificate. Payment may not be made in cash and may only be made on business days. The completed Subscription Certificate, accompanied by payment of the Exercise Price, must be delivered to the Rights Agent on or before the Expiration Date. The addresses of the Rights Agent to which delivery may be made, by mail or by hand, are set forth in this Prospectus. Once the Subscription Certificate together with payment, has been delivered or mailed, the exercise of the Rights represented thereby is not revocable for any reason.


Sale of Rights.............  The Rights are not transferable. No certificates for Rights will be issued. Fractional Rights will be rounded up to the nearest full share.


Foreign Restrictions.......  Rights will not be issued to Common Stockholders of
                             Record whose addresses of record are in Canada.

Important Dates to
Remember...................  Rights Offering Record Date: March 7, 1997
                             Expiration Date: April 4, 1997

Amendment, Extension or
  Termination of Rights
  Offering.................  The Company reserves the right, in its sole discretion, to:(a) terminate the Rights Offering prior to delivery of the shares of Common Stock for which Rights Holders have subscribed pursuant to the exercise of Rights in the primary subscription or the Over-Subscription Privilege; (b) extend the Termination Date to a later date prior to the distribution of Rights to Rights Holders; (c) change the Rights Offering Record Date prior to the distribution of the Rights to Rights Holders; or
                             (d) amend or modify the terms of the Rights
                             Offering.

Risk Factors...............  An investment in the Common Stock involves a high degree of risk. See "Risk Factors."


Use of Proceeds............  The proceeds received from the Rights Offering will be used to fund the Company's operations and for other general corporate purposes. See "Use Of

                             Proceeds."

                                  RISK FACTORS


     An investment in the Common Stock issuable upon exercise of Rights issued in the Rights Offering involves a high degree of risk. Before deciding to purchase any of the Common Stock offered hereby, prospective investors should consider the following factors, among others set forth herein. The following risk factors and other information in this Prospectus contain forward looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected, as a result of risk factors discussed in this section and elsewhere in this Prospectus.



     Additional Financing Required; No Assurance of Exercise of Rights. At February 12, 1997, the Company had cash of $925,000, bank borrowings of $174,000 and available credit under its line of credit with Imperial Bank of $576,000. The Company's line of credit matures on April 3, 1997 and Imperial Bank has notified the Company that the line of credit will not be renewed. The Company believes that its existing cash resources (not including its line of credit) and cash flows from operations will fund continuing operations only through April 15, 1997. In order to raise additional working capital to fund the Company's continued operations, the Company is issuing Rights to its shareholders to purchase 67,614,973 shares of the Company's Common Stock at U.S. $0.12 per share. The number of Rights that will be exercised by Rights Holders in the Rights Offering cannot be presently determined. Accordingly, the amount of proceeds to the Company from the Rights Offering is uncertain. Certain shareholders of the Company have informed the Company that they intend to exercise the Rights issued to them, however, they are not legally bound to do so. The Company believes that, if all of the Rights are exercised (which cannot be assured), the proceeds from the Rights Offering, together with the Company's existing cash resources and cash flows from operations, will be sufficient to permit the Company to continue its operations through December 31, 1997. Thereafter, unless the Company returns to profitability, additional financing may be required to fund the Company's continued operations. In the event the Rights Offering is delayed, the Company believes it has the ability to raise additional capital on a near term basis from both existing shareholders and other sources. There can be no assurance, however, that the Company will be able to raise additional funds on favorable terms or at all, or that such funds, if raised, will be sufficient to permit the Company to continue operations long enough to return to profitability. If the company is unable to raise additional capital through the Rights Offering or from other sources, the Company's ability to continue its operations will be seriously impaired.


     Continued Losses; Liquidity. The Company had operating losses and net losses in each fiscal year since its inception in 1991 and has suffered operating losses in each of its last five quarters. In the three years ended December 31, 1995, 1994 and 1993, the Company reported operating losses of $18.7 million, $8.0 million and $4.4 million, respectively, and net losses in each of these years of $18.7 million, $7.4 million and $4.2 million, respectively. These losses were due to low sales volumes and expenditures incurred by the Company in the development of its CD-ROM publishing business, including significant expenses related to internally and externally developed products, formation of its own direct sales force, and the write-off of certain significant assets as a result of the Company's lack of capital resources and its reassessment of the future salability of certain products. There is no assurance that the Company will become profitable in the near future or at all. "See -- Recent Developments."

     Fluctuations in Operating Results; Seasonality. The Company has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors, including the size and rate of growth of the consumer software market, market acceptance of the Company's products and those of its competitors, development and promotional expenses relating to the introduction of new products or new versions of existing products, projected and actual changes in computing platforms, the timing and success of product introductions, product returns, changes in pricing policies by the Company and its competitors, difficulty in securing retail shelf space for the Company's products, the accuracy of retailers' forecasts of consumer demand, the timing of orders from major customers, order cancellations and delays in shipment. In addition, the Company's business has been in the past (due to the seasonal nature of consumer purchases of entertainment products) and is expected to continue to be subject to seasonal fluctuations as a result of the purchasing cycle of consumers, school districts and dealers in educational products. In response to competitive pressures, the Company may take certain pricing or marketing actions that could materially adversely affect the Company's business, operating results and financial condition. The Company may be required to pay fees in advance or to guarantee royalties, which may be substantial, or to obtain licenses to intellectual properties from third parties before such properties have been introduced or achieved market acceptance. A significant portion of the Company's operating expenses are relatively fixed, and planned expenditures are based in part on sales forecasts. If net sales do not meet the Company's expectations, the Company's business, operating results and financial condition could be materially adversely affected.

     Possible Write-Offs from Product Returns, Price Protection; Bad Debts; Collections. The Company recognizes revenue in accordance with industry practice (net of an allowance for product returns and price protection) from the sale of its products upon shipment to its distributors and retailers. The Company had a reserve balance for price protection and returns as of December 31, 1996, of $1,049,688. Product returns or price protection concessions that exceed the Company's reserves could materially adversely affect the Company's business, operating results and financial condition and could increase the magnitude of quarterly fluctuations in the Company's operating and financial results. In addition, the Company has experienced in the past, and continues to experience, significant delays in the collection of certain of its accounts receivable. Further, if the Company's assessment of the creditworthiness of its customers receiving products on credit proves incorrect, the Company could be required to significantly increase the reserves previously established.

     Recent Changes in Management Team. The Company recently experienced a period of reorganization that has placed, and could continue to place, a significant strain on the Company's financial, management, personnel and other resources. The Company is operating under the direction of a new President and Chief Executive Officer, and a new management team. If the Company's executives are unable to effectively manage the Company's business, the Company's operating results and financial condition could be materially adversely affected.

     Impact of Reorganization of Operations. The Company may take additional steps to reorganize or consolidate its operations. As discussed above, in an effort to reduce its expense structure, the Company reorganized its operations in 1996, in addition to revising its product development plans for the year. These changes or other future steps to reorganize and reduce expenses could result in the delayed introduction of new products which could have a material adverse effect on the Company's financial condition and results of operations.

     Dependence on Key Personnel; Retention of Employees. The Company's success depends in large part on the continued service of its key creative, technical, marketing, sales and management personnel and its ability to continue to attract, motivate and retain highly qualified employees. Because of the multifaceted nature of interactive media, key personnel often require a unique combination of creative and technical talents. Such personnel are in short supply, and the competition for their services is intense. The process of recruiting key creative, technical and management personnel with the requisite combination of skills and other attributes necessary to execute the Company's strategy is often lengthy. The Company has entered into at-will employment agreements with its management and other personnel, who may generally terminate their employment at any time. The loss of the services of key personnel or the Company's failure to attract additional qualified employees could have a material adverse effect on the Company's results of operations and research and development efforts. In particular, the Company has recently reorganized its operations and has undergone a reduction in force among its employees. Such reduction in force, combined with the Company's disappointing operating performance, the price of the Company's stock, and the availability of substantial alternative employment for talented employees of the Company, may result in key employees and managers leaving the Company, which could materially adversely impact the Company's ability to develop and sell its products. The Company does not have key person insurance covering any of its personnel.

     Dependence on New Product Development; Product Delays. The success of the Company depends on the continuous and timely introduction of successful new products. In general, consumer preferences for software products are difficult to predict and are often short-lived. The retail life of software programs has become shorter, and may now last only 9 to 12 months (or even less for unsuccessful products), while the Company typically requires 6 to 9 months or longer for the development of a new educational CD-ROM title. The short life span of a product combined with a lengthy development cycle makes it especially difficult to predict whether a product will be a success by the time it comes to market. There can be no assurance that new products introduced by the Company will achieve any significant market acceptance or that, if such acceptance occurs, it will be sustained for any significant period. If the Company does not correctly anticipate and respond to demand for its products in a timely manner, the Company's business, operating results and financial condition will be materially adversely affected.


     A significant delay in the introduction of, or the presence of a defect in, one or more products could have a material adverse effect on the Company's business, operating results and financial condition, particularly in view of the seasonality of the Company's business. Further, delays in a product introduction near the end of a fiscal quarter may materially adversely affect operating results for that quarter, as initial shipments of a product may move from one quarter to the next and may represent a substantial percentage of quarterly and annual shipments of a product. The timing and success of software development is unpredictable due to the technological complexity of software products, inherent uncertainty in anticipating technological developments, the need for coordinated efforts of numerous creative and technical personnel and difficulties in identifying and eliminating errors prior to product release. In the past, the Company has experienced delays in the introduction of certain new products. There can be no assurance that new products will be introduced on schedule or at all or that they will achieve market acceptance or generate significant revenues.


     Competition. The home entertainment and education software industry is intensely competitive, and market acceptance for any of the Company's products may be adversely affected by competitors introducing similar products with greater consumer demand. The Company competes against a large number of other companies of varying sizes and resources. Most of the Company's competitors have substantially greater financial, technical and marketing resources, as well as greater name recognition and better access to consumers. Existing competitors may continue to broaden their product lines and potential competitors, including large computer or software manufacturers, entertainment companies, diversified media companies, and book publishers, may enter or increase their focus on the CD-ROM school and home education markets, resulting in increased competition for the Company. Retailers of the Company's products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer software producers for high quality and adequate levels of shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms increases, this competition for shelf space may intensify. Due to increased competition for limited shelf space, retailers and distributors are increasingly in a better position to negotiate favorable terms of sale, including price discounts and product return policies. Retailers often require software publishers to pay fees in exchange for preferred shelf space. There can be no assurance that retailers will continue to purchase the Company's products or provide the Company's products with adequate levels of shelf space. Increased competition could result in loss of shelf space for, and reduction in sell-through of, the Company's products at retail stores and significant price competition, any of which could adversely affect the Company's business, operating results and financial condition. In addition, other types of retail outlets and methods of product distribution, such as on-line services, may become important in the future, and it may be important for the Company to gain access to these channels of distribution. There can be no assurance that the Company will gain such access or that the Company's access will be on terms favorable to the Company.

     Changing Product Platforms and Formats. The Company's software products are intended to be played on machines built by other manufacturers. The operating systems of machines currently being manufactured are characterized by several competing and incompatible formats or "platforms," and new platforms will probably be introduced in the future. The Company must continually anticipate the emergence of, and adapt its products to, popular platforms for consumer software. When the Company chooses a platform for its products, it must commit a substantial development time and investment in advance of shipments of products on that platform. If the Company invests in a platform that does not achieve significant market penetration, the Company's planned revenues from those products will be adversely affected and it may not recover its development investment. If the Company does not choose to develop for a platform that achieves significant market success, the Company's revenues may also be adversely affected. The Company is currently developing products only for DOS and Windows PC, and Macintosh computers. The Company has terminated virtually all current development for other platforms such as the Sony PlayStation and Sega Saturn. There can be no assurance that the Company has chosen to support the platforms that ultimately will be successful.

     Changes in Technology and Industry Standards. The consumer software industry is undergoing rapid changes, including evolving industry standards, frequent new product introductions and changes in consumer requirements and preferences. The introduction of new technologies, including operating systems and media formats, can render the Company's existing products obsolete or unmarketable. Operating setbacks at Apple Computer may adversely affect future sales of Macintosh computers. The development cycle for products utilizing new operating systems, microprocessors or formats may be significantly longer than the Company's current development cycle for products on existing operating systems, microprocessors and formats and may require the Company to invest resources in products that may not become profitable. There can be no assurance that the current demand for the Company's products will continue or that the mix of the Company's future product offerings will keep pace with technological changes or satisfy evolving consumer preferences or that the Company will be successful in developing and marketing products for any future operating system or format.

     Limited Protection of Intellectual Property and Proprietary Rights; Risk of Litigation. The Company regards its software as proprietary and relies primarily on a combination of trademark, copyright and trade secret laws, and employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. However, the Company does not have signed license agreements with its end-users and does not include in its products any mechanism to prevent or inhibit unauthorized copying. Unauthorized parties may copy the Company's products or reverse engineer or otherwise obtain and use information that the Company regards as proprietary. If a significant amount of unauthorized copying of the Company's products were to occur, the Company's business, operating results and financial condition could be materially adversely affected. Further, the laws of certain countries in which the Company's products are or may be distributed do not protect applicable intellectual property rights to the same extent as the laws of the United States. In addition, the Company holds no patents, and, although the Company has developed and continues to develop certain proprietary software tools, the copyrights to which are owned by the Company, most of the technology used to develop the Company's products is not proprietary. There can be no assurance that the Company's competitors will not independently utilize existing technologies to develop products that are substantially equivalent or superior to the Company's. Also, as the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products.

     As is common in the industry, from time to time the Company receives notices from third parties claiming infringement of intellectual property or other rights of such parties. The Company investigates these claims and responds as it deems appropriate. There has been substantial litigation regarding copyright, trademark and other intellectual property rights involving computer software companies in general. The Company may also face suits as a result of employment matters, publicity rights, governmental or regulatory investigations, or due to claims of breach of the Company's obligations under various agreements to publish or develop products, or for goods or services provided to the Company. Adverse determinations in such claims or litigation could have a material adverse effect on the Company's business, operating results and financial condition. The Company may find it necessary or desirable in the future to obtain licenses relating to one or more of its products or relating to current or future technologies. There can be no assurance that the Company will be able to obtain these licenses or other rights on commercially reasonable terms or at all.

     Relationship with Vendors. Failure to pay vendors on a timely basis may result in loss of the availability of the services of such vendors, which could hamper the Company's ability to manufacture and ship products, and may ultimately result in the Company being sued for collection of such amounts as may be owed to such vendors. If the Company is unable to produce its products to fill orders, the Company's operating results and financial condition could be materially adversely affected. In the event that suits by vendors are filed against the Company, the Company may be required to incur unanticipated legal expenses.

     Market for Common Stock; Stock Price Volatility. The Company's Common Stock was quoted on the Vancouver Stock Exchange until March 12, 1997 when the Company's shares were approved for delisting at the Company's request. The Company's Common Stock was quoted on the Nasdaq National Market or Small Cap Market from September 8, 1993 until July 2, 1996 when it began trading on the Nasdaq Bulletin Board for failing to meet NASDAQ requirements for trading. Based upon historical trends in the market for other software company stocks, the Company anticipates that the trading price of its Common Stock may be subject to wide fluctuations in response to quarterly variations in operating results, changes in actual earnings or in earnings estimates by analysts, announcements of technological developments by the Company or its competitors, general market conditions or other events largely outside the Company's control. In addition, the stock market has experienced, from time to time, extreme price and volume fluctuations which have particularly affected the market prices of high technology stocks. These fluctuations have often been disproportionate or unrelated to the operating performance of these companies. These broad market fluctuations, general economic conditions or other factors outside the Company's control may adversely affect the market price for the Company's stock. The Company has called an Extraordinary General Meeting on April 15, 1997 at which it will ask its shareholders to approve a one-for-twenty share consolidation in order to help the Company requalify its Common Stock for listing on the Nasdaq SmallCap Market. If the share consolidation is approved, there is no assurance that the one-for-twenty share consolidation will increase the price of the Company's Common Stock sufficiently to qualify for relisting on the Nasdaq SmallCap Market or that the Company will be able to meet the other requirements necessary to qualify its Common Stock for listing on such exchange. In addition, the NASD has proposed new entry and maintenance standards that, if adopted, would require a company to (i) have net tangible assets of at least $4,000,000, a market capitalization of at least $50,000,000 or net income in two of the last three years of $750,000 in order to be listed for trading on the Nasdaq SmallCap Market and (ii) net tangible assets of at least $2,000,000, a market capitalization of at least $35,000,000 or net income of at least $500,000 during two of the last three years in order to maintain its listing on the Nasdaq SmallCap Market. Under the proposed new rules, a company would also have to have a public float of at least 1,000,000 shares with a market value of at least $5,000,000, and a minimum bid price of $4.00 per share for initial listing and a public float of 500,000 shares with a market value of at least $1,000,000 and a minimum bid price of $1.00 per share, to maintain such listing. There is no assurance that the Company will be able to meet these new listing requirements, or, that if the Company does meet the initial listing requirement, that it will be able to continue to meet the maintenance requirements. If the Company were unable to list its shares on the Nasdaq SmallCap Market, trading in the Common Stock would thereafter be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the Nasdaq SmallCap Market listing requirements. As a result, an investor could continue to find it difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's Common Stock.


     Performance Shares and Related Compensation Expense. In October 1991, in connection with the sale of 1,800,000 common shares to the Company's founders and principal stockholders, the Company issued 4,000,000 common "performance" shares (the "Performance Shares") at CDN $0.01 per share to certain of these individuals. These Performance Shares were issued pursuant to Local Policy #3-07 of the British Columbia Securities Commission ("BCSC") and Policy 19 of the Vancouver Stock Exchange, which provide the guidelines for the issuance of performance shares. In July 1996, a total of 1,200,000 of these shares were sold and transferred to certain members of management at their then estimated fair market value of $.03 per share.


     The Company has agreed in principle (subject to required regulatory approvals) with holders of all of these shares to cancel their Performance Shares in consideration for Cdn $.01 per Performance Share, which the Company will pay by the issuance of Common Shares at a price of Cdn $0.21 per share (190,476 shares) plus warrants to purchase one share of Common Stock for every
6.67 Performance Shares (600,000 shares) at an exercise price of Cdn $0.21 per share in the first year after their issuance and Cdn $0.23 per share in the second year after their issuance. For example, if a shareholder held 1,000,000 Performance Shares, in consideration for the cancellation of such Performance Shares, he would receive approximately 47,619 shares of Common Stock and warrants to purchase approximately 150,000 shares of Common Stock. The Company intends to account for this exchange by charging Cdn. $0.01 per share to its capital accounts and the value of the Common Stock warrants against current earnings.



     Shares Eligible for Future Sale; Possible Adverse Effect on Future Market Price. The sale of substantial amounts of shares in the public market or the prospect of such sales or the sales or issuance of convertible securities or warrants could adversely affect the market price of the Company's Common Stock. Substantially all of the Company's issued and outstanding shares are freely tradable. In addition, as of December 31, 1996, the Company had outstanding options to purchase 3,104,500 shares of Common Stock, warrants to purchase 5,131,000 shares of Common Stock and 8% Convertible Debentures convertible into 9,640,000 shares of Common Stock. Furthermore, as of the Record Date the Company had reserved approximately 8,000,000 additional shares of Common Stock for future issuance pursuant to the Company's Stock Plans. In addition, the Company has agreed with certain holders of the 8% Convertible Debentures to exchange the Debentures for shares of Series A Preferred Stock. Assuming the exchange of all of the outstanding Convertible Debentures upon the consummation of the exchange, the Company will have outstanding approximately 100,000 shares of Series A Preferred Stock, which will be convertible at any time at the option of the holder into 44,183,333 shares of Common Stock. In connection with the exchange, the Company will issue an additional 9,499,416 warrants to purchase shares of the Company's Common Stock.



     No Dividends. The Company's bank credit agreement prohibits the payment of cash dividends without the prior written consent of the lender. The Company's bank credit agreement matures on April 3, 1997, at that time assuming repayment of all amounts owed thereunder, the dividends restrictions will be lifted. Notwithstanding the foregoing, the Company has not paid any cash dividends since inception and does not anticipate paying cash dividends in the foreseeable future.


     Broad Discretion on Use of Proceeds. Management of the Company will have broad discretion in determining the use to which the net proceeds of the Rights Offering will be put.


     Potential Dilution in Net Tangible Book Value (Deficit). The net tangible book value (deficit) of the Company at December 31, 1996 was approximately $(3,500,000) or $(0.15) per share of common stock "Net tangible book value (deficit)" per share is equal to the Company's total tangible assets less its total liabilities, divided by the total number of shares of common stock outstanding (excluding the 4,000,000 performance shares). Investors purchasing shares of common stock in the Rights Offering will incur immediate and substantial net tangible book value dilution of approximately $.07. See
"-- Dilution."

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("the 1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: in Chicago, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and in New York, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates by written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and information regarding the Company. The address of such Web site is (http://www.sec.gov).

     The Company has filed with the Commission in Washington, D.C. Registration Statements on Forms S-2 and S-4 (collectively, and together with all amendments, supplements, and exhibits thereto, referred to as the "Registration Statements") under the Securities Act of 1933, as amended, with respect to the Common Stock, Series A Preferred Stock and Warrants to be issued in connection with the Domestication (the "Securities"), and the Common Stock to be issued by the Company in connection with the Rights Offering. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statements and the exhibits thereto. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statements, including the exhibits filed or incorporated as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from, the Public Reference Section of the Commission at the address set forth above. While statements contained in this Proxy Statement fully and accurately describe the material aspects of the transactions being contemplated, statements as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statements or such other document.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission (File No. 0-21510) pursuant to the Exchange Act are incorporated herein by reference:


     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed pursuant to the Exchange Act.



     2. The Company's Annual Report on Form 10-K/A-1 for the fiscal year ended December 31, 1995 filed pursuant to the Exchange Act.



     3. The Company's Annual Report on Form 10-K/A-2 for the fiscal year ended December 31, 1995 filed pursuant to the Exchange Act.



     4. The Company's Annual Report on Form 10-K/A-3 for the fiscal year ended December 31, 1995 filed pursuant to Section 13 of the Exchange Act.



     5. The Company's quarterly report on Form 10-Q for the quarter ended March 31, 1996 filed pursuant to Section 13 of the Exchange Act.



     6. The Company's quarterly report on Form 10-Q for the quarter ended June 30, 1996 filed pursuant to Section 13 of the Exchange Act.



     7. The Company's quarterly report on Form 10-Q for the quarter ended September 30, 1996 filed pursuant to Section 13 of the Exchange Act.



     8. The Company's quarterly report on Form 10-Q for the quarter ended December 31, 1996 filed pursuant to Section 13 of the Exchange Act.

     9. The Company's report dated October 30, 1996 on Form 8-K filed pursuant to Section 13 of the Exchange Act.



     This prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available without charge upon request from Sanctuary Woods Multimedia Corporation, c/o Peter Nichter, 1825 South Grant Street, San Mateo, California 94402. In order to ensure timely delivery of the documents, any request should be made by March 20, 1997.


     A COPY OF THE COMPANY'S REPORT ON FORM 10-K/A-3 FOR THE YEAR ENDED DECEMBER 31, 1995, AND A COPY OF THE COMPANY'S REPORT ON FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 1996 ARE BEING INCLUDED WITH THIS PROSPECTUS AS APPENDICES A AND B, RESPECTIVELY.

                              RECENT DEVELOPMENTS

BANK LINE OF CREDIT


     The Company is a party to a revolving credit agreement with Imperial Bank, through which the Company can borrow up to $750,000. Borrowings under the credit agreement are limited to 65% of eligible trade accounts receivable. Interest is payable at the bank's prime rate plus 2.50% (4% if the Company is out of compliance with certain covenants under the credit agreement). At February 3, 1997 the interest rate was 10.75%


     On April 2, 1996, the bank agreed to waive certain debt covenant violations and to extend the credit agreement to May 15, 1996 in consideration for warrants to purchase 200,000 shares of the Company's Common Stock at an exercise price of $.5625 per share. On May 29, 1996, the bank again agreed to waive certain debt covenant violations and to extend the credit agreement to December 31, 1996 in consideration for warrants to purchase an additional 200,000 shares of the Company's Common Stock at an exercise price of $.50 per share. On August 15, 1996, the bank agreed to extend the credit agreement to April 3, 1997.

     As of February 12, 1997, the Company had outstanding bank borrowings of $174,000. The Company did not comply with the earnings covenant under the credit agreement for the quarter ended December 31, 1996. The bank has advised the Company that it will not enforce its default rights under the agreement at this time but that it does not intend to renew the line of credit when it matures April 3, 1997. The Company does not presently anticipate obtaining another bank line of credit. Because the Company's borrowings under its line of credit have been minimal and because the bank has not enforced its default rights, the Company believes the default under its bank credit agreement did not or will not have a material adverse effect on the Company.


     The Company's bank credit agreement prohibits the payment of cash dividends without the prior written consent of the bank. The credit agreement expires on April 3, 1997. Assuming repayment of all amounts owing thereunder, the dividend restrictions will be lifted. Notwithstanding the foregoing, the Company has not paid any dividends since inception and does not anticipate paying any dividends in the foreseeable future.


8% CONVERTIBLE DEBENTURES

     In September 1996, the Company privately placed 8% Convertible Debentures due July 31, 1999 ("Debentures") in the principal amount of $5,302,000. In addition, the Company issued to each purchaser of the Debentures a warrant to purchase one share of Common Stock for each $2.00 invested (2,651,000 total shares). Each warrant is exercisable at $.6875 per share. The warrants expire in September 1999. The Debentures are convertible into shares of the Company's Common Stock at the rate of one share for each $.55 of principal plus accrued interest. The Debentures are automatically convertible on July 31, 1999 or upon occurrence of either of the following events: (a) the Company's obtaining any equity financing in an amount not less than $2,000,000 at prices not less than $1.00 per share or (b) the Common Stock of the Company having closed trading at a price of $1.375 or more per share for any 21 trading days in any consecutive 40 day trading period. From April 1, 1997 to July 31, 1999 the Debentures are convertible at the option of the holder. The Debentures are subordinate to senior debt and to the security interest of the Company's bank. The Company may prepay the Debentures at any time without penalty.


     In order to improve the Company's financial condition, the Company has agreed with holders of outstanding Debentures in the principal amount of $4,550,000 and is negotiating agreements with the remaining holders that, subject to regulatory approval, the holders of the Debentures will exchange the outstanding Debentures for an aggregate of 100,000 shares of the Company's Series A Preferred Stock. The Series A Preferred Stock will have an aggregate liquidation preference of $5,302,000, and shall be convertible into Common Stock at the rate of $0.12 per share (44,183,333 total shares) (as adjusted for stock splits, stock dividends and the like). The Series A Preferred Stock shall automatically convert into Common Stock on July 31, 1999 or upon the occurrence of either (i) the Company obtaining equity financing of not less than $2,000,000 at a price not less than $0.22 or (ii) the closing price of the Company's Common Stock having been 250% of the conversion price of the Series A Preferred Stock for any 21 trading days in any consecutive 40 day trading period. In addition, the Company will issue to the Debenture Holders warrants to purchase

9,499,416 additional shares of the Company's Common Stock at an exercise price of U.S.$0.15 per share and will decrease the exercise price of existing warrants issued to the Debenture holders to $0.15 per share. The warrants must be exercised if the Company's Common Stock trades at 300% of the exercise price or $0.45 per share for any 21 trading days in any consecutive 40 day trading period. In consideration for the exchange, the Debenture Holders will retroactively forego interest on the Convertible Debentures.


DOMESTICATION TO THE STATE OF DELAWARE



     The Company has called an Extraordinary General Meeting of its shareholders on April 15, 1997 to consider, among other things, a proposal to change the Company's jurisdiction of incorporation from British Columbia to the State of Delaware. In addition, the Company has applied to delist its shares of Common Stock from trading on the Vancouver Stock Exchange. The Company expects such delisting to be effective on or about March 12, 1997.

                                RIGHTS OFFERING


     The Company is granting rights ("Rights") to the holders of the Company's Common Stock ("Common Stock Holders") and holders of the Company's 8% Convertible Debentures due July 31, 1999 ("Debenture Holders")(who are not Canadian residents) to purchase up to 67,614,973 shares of Common Stock of the Company ("Rights Holders"). The purpose of the Rights Offering is to raise necessary capital for the Company. See "Use of Proceeds."


PURPOSE OF THE RIGHTS OFFERING

     The Board of Directors of the Company has determined that it is necessary for the Company to raise additional capital at this time to finance its operations. The Rights Offering provides the Company with the opportunity to raise additional capital without diluting the ownership interests of existing non-Canadian shareholders who exercise their Rights, and without paying underwriting commissions and expenses. Rights Holders who exercise their Rights in the Rights Offering will be able to purchase shares of the Company's Common Stock at a price below market, without incurring brokers' commissions, and will be able to maintain their prorata share of the Company's equity.

ELIGIBLE PARTICIPANTS

     All Common Stock and Debenture Holders (who are not Canadian residents) of record on the Rights Offering Record Date will receive Rights. If a Common Stock Holder's or a Debenture Holder's shares are not held in such holder's own name but in the name of a broker, bank, trust company or other entity as record or nominee holder (the "Record Holder"), the Common Stock Holder or Debenture Holder will need to contact the Record Holder as soon as possible to exercise Rights.

THE RIGHTS


     Rights Holders will receive one Right for every share of Common Stock and
441.83 Rights for every share of Series A Preferred Stock for which the Rights Holder's Debentures are exchangeable. Each Right will entitle the holder to buy one share of Common Stock of the Company.


TRANSFERABILITY OF RIGHTS

     The Rights are not transferable. No certificates for Rights will be issued. No fractional Rights will be issued and no cash will be paid in lieu of fractional Rights.

OVER-SUBSCRIPTION PRIVILEGE


     Any Rights Holder who fully exercises all Rights initially issued to him is entitled to subscribe for shares of Common Stock which were not otherwise subscribed for by other Rights Holders in the primary subscription (the "Over-Subscription Privilege"). Record Date Shareholders such as broker-dealers, banks and other professional intermediaries who hold shares on behalf of clients may participate in the Over-Subscription Privilege for a client if the client fully exercises all Rights attributable to him. For purposes of determining the maximum number of shares of Common Stock a Rights Holder may acquire pursuant to the Rights Offering, broker-dealers whose shares of Common Stock are held of record by Cede & Co. ("Cede") or by any other depository or nominee will be deemed to be the holders of the Rights that are issued to Cede or such other depository or nominee on their behalf. Shares of Common Stock acquired pursuant to the Over-Subscription Privilege may be subject to allotment. Rights Holders should indicate, on the Subscription Certificate how many shares of Common Stock they are willing to acquire pursuant to the Over-Subscription Privilege. If sufficient shares of Common Stock remain after the primary subscription, all over-subscriptions will be honored in full. If subscriptions for Common Stock through the Over-Subscription Privilege exceed the Common Stock available for sale after the primary subscription, the available Common Stock will be allocated among those who over-subscribe based on the number of shares of Common Stock a Rights Holder subscribes for pursuant to the Over-Subscription Privilege. The percentage of remaining Common Stock each over-subscribing Rights Holder may acquire may be rounded up or down to result in delivery of whole shares.

A Rights Holder who is not allocated the full amount of shares that such holder subscribes for pursuant to the Over-Subscription Privilege will receive a refund of the Subscription Price paid by such holder for shares that are not allocated to and purchased by such holder. Such refund will be made by a check mailed by the Rights Agent.

     If a Rights Holder does not deliver full payment of the Subscription Price for the number of shares indicated as being subscribed through the exercise of the Over-Subscription Privilege, then such Rights Holder will be deemed to have exercised the Over-Subscription Privilege to purchase the maximum number of shares of Common Stock determined by dividing the total Subscription Price paid (in excess of the Subscription Price for the number of shares of Common Stock such holder purchased through the exercise of Rights in the primary subscription) by the Subscription Price per share.

EXERCISE OF RIGHTS

     To exercise Rights, the Rights Holder must complete and sign the Subscription Certificate enclosed with this Proxy Statement. Payment of the Subscription Price must be made in United States dollars by check, bank draft or money order, payable to the order of the Rights Agent for the Company or by wire transfer to the Rights Agent pursuant to the instructions set forth in the Subscription Certificate. Payment may not be made in cash and may only be made on business days. The completed Subscription Certificate, accompanied by payment of the Subscription Price, must be delivered to the Rights Agent on or before the Expiration Date. The addresses of the Rights Agent to which delivery may be made, by mail or by hand, are set forth in this Prospectus.

     If delivery is made by mail, the holder of Rights bears the risk of late delivery. Completed Subscription Certificates should not be sent to the Company.

     If a Common Stock Holder's shares or a Debenture Holder's Debentures are not held in the holder's own name but in the name of a broker, bank, trust company or other entity as Record Holder, the holder will need to contact the Record Holder as soon as possible to exercise Rights, and any Subscription Certificate must be signed by such Record Holder.

     Once a completed Subscription Certificate, together with payment, has been delivered or mailed, the exercise of the Rights represented thereby is not revocable for any reason.

     All questions as to the validity, form and eligibility (including times of receipt and matters pertaining to beneficial ownership) pertaining to the exercise of Rights will be determined by the Company, which determinations shall be final and binding. No alternative, conditional or contingent exercises will be accepted. The Company reserves the absolute right to reject any or all Subscription Certificates not properly submitted or the acceptance of which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the right to waive any irregularities or conditions, and the Company's interpretations of the terms and conditions of the Rights Offering shall be final and binding. Any irregularities in connection with the execution of a Subscription Certificate must be cured within such time as the Company shall determine, unless waived. Neither the Company nor the Rights Agent, however, shall be under any duty to give notification of defects in Subscription Certificates, nor shall either incur any liability for failure to give notification. Subscription Certificates received by the Rights Agent that are not properly submitted and as to which the irregularities have not been cured or waived will be returned by the Rights Agent to the appropriate holder of the Rights before the Expiration Date, but only if time permits.


     The State of Wisconsin Investment Board which owns 2,145,000 shares of the Company's Common Stock, Travelers Indemnity Corporation which owns 3,350,000 shares of the Company's Common Stock and an 8% Convertible Debenture in the principal amount of $550,000, and Pequot Partners Fund, L.P. and Pequot International Fund, Inc. who own 8% Convertible Debentures in the aggregate principal amount of $4,000,000 have informed the Company that they intend to purchase up to 29,166,666 shares of Common Stock through the exercise of Rights distributed to them in the Rights Offering, although they are not legally bound to do so. Any shares of Common Stock so acquired by these holders and other persons who are "affiliates" of the Company, as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"), may only be sold in accordance with Rule 144 under the Securities Act or pursuant to an effective registration statement under the Securities Act. In general, under Rule 144, as currently in effect, an

"affiliate" of the Company is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly reported trading volume of the shares of Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, to notice requirements and to the availability of current public information about the Company.

RIGHTS AGENT


     The Rights Agent is The First National Bank of Boston through its parent entity State Street Bank and Trust Company, 225 Franklin Street, Concourse Level, Boston, MA 02110, which will receive, for the administrative, processing, invoicing and other services as Rights Agent, a fee estimated to be $5,000 plus reimbursement for all out-of-pocket expenses related to the Rights Offering. Shareholder questions or inquiries should be directed to State Street Bank and Trust Company, P.O. Box 8200, Boston, MA 02266-8200, telephone (800) 426-5523. SIGNED SUBSCRIPTION CERTIFICATES SHOULD BE SENT TO STATE STREET BANK AND TRUST COMPANY, by one of the methods described below:



                EXERCISE FORM
               DELIVERY METHOD                                 ADDRESS/NUMBER
---------------------------------------------   ---------------------------------------------
By Mail                                         State Street Bank and Trust Company
                                                Corporate Reorganization
                                                P.O. Box 9061
                                                Boston, MA 02205-8686
By Hand                                         Securities Transfer and Reporting Services
                                                55 Broadway, Concourse Level
                                                New York, NY 10006
By Overnight Courier                            State Street Bank and Trust Company
  or Express Mail                               70 Campanelli Drive
                                                Braintree, MA 02184
                                                Attn: Corp. Reorg.
By Broker-Dealer or other Nominee               Shareholders whose Shares are held in a
  (Notice of Guaranteed Delivery)               brokerage, bank, or trust account may contact
                                                their broker or other nominee and instruct
                                                them to submit a Notice of Guaranteed
                                                Delivery and Payment on their behalf.


     Delivery to an address other than as set forth above does not constitute a valid delivery.

INFORMATION AGENT

     Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address listed below:

                     SHAREHOLDER COMMUNICATIONS CORPORATION
                                17 State Street
                               New York, NY 10004
                    Call Toll Free: (800) 733-8481, Ext. 352
                                       or
                          Call Collect: (212) 305-7000

THE SUBSCRIPTION PRICE

     The Subscription Price for the Common Stock to be issued pursuant to the Rights is U.S.$0.12 per share.

     The Company announced the Rights Offering on February 26, 1997. The last reported sale price of the Common Stock on the Nasdaq Bulletin Board on February 26, 1997 was U.S.$0.17.

EXPIRATION OF RIGHTS OFFERING

     The Rights will be exercisable at any time after issuance until 5:00 p.m., California time, April 4, 1997 (the "Expiration Date"). After the Expiration Date, the Rights will expire and become void.

AMENDMENT, EXTENSION OR TERMINATION OF RIGHTS OFFERING

     The Company reserves the right, in its sole discretion, to: (a) terminate the Rights Offering prior to delivery of the Common Stock for which Rights Holders have subscribed pursuant to the exercise of Rights; (b) extend the Expiration Date to a later date; (c) change the Rights Offering Record Date to a later date; or (d) amend or modify the terms of the Rights Offering. If the Company amends the terms of the Rights Offering, an amended Prospectus will be distributed to holders of record of Rights and to holders of Rights who have previously exercised Rights. All holders of Rights who exercised their Rights prior to such amendment or within four business days after the mailing of the amended Prospectus will be given the opportunity to confirm the exercise of their Rights by executing and delivering a consent form.

     Any Rights Holder who exercised Rights before or within four days after mailing of an amended Prospectus relating to an amendment of the Rights Offering and who fails to deliver, in a proper and timely manner, a properly executed consent form will be deemed to have rejected the amended terms of the Rights Offering and to have elected to revoke in full his exercise of the Rights. If a Rights Holder's exercise of Rights is so revoked, the full amount of the Subscription Price paid by such Rights Holder will be returned to the Rights Holder.

     A Rights Holder whose executed Subscription Certificate is received by the Rights Agent more than four days after the mailing of an amended Prospectus will be deemed to have accepted the amended terms of the Rights Offering in connection with the exercise of their Rights.

     If the Company elects to terminate the Rights Offering before delivering the Common Stock for which Rights Holders have subscribed, the Subscription Price paid will be returned by mail. Except for the obligation to return the Subscription Price paid by Rights Holders who attempted to exercise their Rights, neither the Company nor the Rights Agent will have any obligation or liability to a Rights Holder in the event of an amendment or termination of the Rights Offering.

DELIVERY OF SHARES UPON EXERCISE

     No delivery of shares of Common Stock of the Company issuable upon exercise of Rights will be made prior to the date of the Rights Offering Record Date. Certificates for shares purchased upon exercise of Rights will be delivered as soon as practicable after such purchase; provided, however, that the stock certificates may be issued after the Company's Extraordinary General Meeting to be held on April 15, 1997.

PLAN OF DISTRIBUTION


     The Company is distributing the Rights directly to its Debenture Holders (there are no Canadian Debenture Holders) and Common Stock Holders who are not Canadian residents, and has made no arrangements with brokers or dealers to solicit purchases of shares by holders of Rights.


     The Company will not distribute any Rights or offer to sell any of the underlying shares of Common Stock in states or other jurisdictions where it is unlawful to do so or whose laws, rules, regulations or orders would require the Company, in its sole determination, to incur costs, obligations or time delays disproportionate to the net proceeds to be realized by the Company from such offers, sales or issuance. If the Company were to issue rights to its Canadian Common Stock Holders, the Company would be required to comply with the regulatory requirements of each province of Canada in which Common Stock Holders reside. This would cause the Company to incur significant costs and time delays disproportionate to the net proceeds to be realized from the issuance of Rights in Canada. Consequently, the Company will not issue Rights to any Common Stock Holder who is a Canadian resident. The exclusion of the Company's Canadian Common Stock Holders from the Rights Offering does not contravene the B.C. Company Act and the rules and regulations of the B.C. Securities Commission.

DILUTION OF CANADIAN COMMON STOCK HOLDERS


     The Company will not distribute any Rights to its Common Stock Holders who reside in Canada. As a result, these holders will not be able to maintain their pro rata share of the Company's equity and (assuming the exercise of any Rights) will have their ownership in the Company diluted. This dilution could be substantial if a large number of Rights are exercised.

                                USE OF PROCEEDS


     The net proceeds received by the Company from the sale of the 67,614,973 shares of Common Stock in the Rights Offering are estimated to be $8.0 million, assuming a subscription price of U.S.$0.12 per share and assuming that all of the Rights are exercised (which cannot be assured), and after deducting expenses of the Rights Offering of approximately $150,000.



     The Company intends to use the net proceeds of the Rights Offering for the repayment of short-term borrowings that as of February 14, 1997 consisted of $174,000 under its revolving line of credit, which bears interest at the bank's prime rate plus 2.5% and expires on April 3, 1997. The Company intends to use the balance of the proceeds for research and development and marketing and sales activities, including increasing the Company's sales and marketing and research and development staffs, advertising and promotional activities and capital expenditures. Pending the use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing money market funds.



                                    DILUTION



     The proforma net book value (deficit) of the Company as of December 31, 1996 was ($3,498,600), or a negative ($0.15) per share based on the then outstanding 23,241,164 shares, excluding 4,000,000 performance shares held in escrow. After giving effect to the sale of 67,614,973 shares of Common Stock (the purchase of all of which cannot be assured) by the Company in this rights offering at U.S. $0.12 per share and the receipt of the net proceeds therefrom (less $150,000 in estimated expenses) and the issuance of 190,476 common shares in connection with the cancellation of the 4,000,000 performance shares, the pro forma net tangible book value of the Company as of December 31, 1996 would have been approximately $4,465,197, or $0.05 per share. This represents an immediate increase in net tangible book value per share of $0.20 to existing shareholders and an immediate dilution of $0.07 per share to new investors. The following table illustrates the dilution of a new investor's equity per share as of December 31, 1996.



Assumed offering price per share..........................................               $0.12
                                                                                         =====
       Pro forma net book value (deficit) per share before offering.......    $(0.15)
       Increase per share attributable to new investors...................    $ 0.20
                                                                              ======
Pro forma net tangible book value per share after offering................               $0.05
                                                                                         =====
Dilution per share to new investors.......................................               $0.07
                                                                                         =====



     The following table summarizes, on a pro forma basis as of December 31, 1996 (a) the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and (b) the number of shares to be purchased from the Company, the total consideration to be paid and the average price per share to be paid by the new investors at the offering price of $0.12 per share.



                                                                                                AVERAGE
                                            SHARES PURCHASED          TOTAL CONSIDERATION        PRICE
                                         ----------------------     -----------------------       PER
                                           NUMBER       PERCENT       AMOUNT        PERCENT      SHARE
                                         ----------     -------     -----------     -------     -------
Existing shareholders..................  23,431,640        26%      $34,742,521        81%       $1.48
New investors..........................  67,614,973        74         7,963,797(2)     19         0.12
                                         ----------     -------     -----------     -------
          Total........................  91,046,613       100%      $42,706,318       100%
                                          =========     =====        ==========     =====


------------------------


(1) Includes shares beneficially owned by current directors and officers. See "Principal shareholders."



(2) After deducting estimated expenses of $150,000.



     The foregoing calculations do not include an aggregate of 1,905,250 shares issuable upon exercise of outstanding stock options under the Company's Stock Plans at a weighted average exercise price of $1.31, and (b) 15,250,416 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $.20, and (c) $5,302,000 of 8% Convertible Debenture due July 31, 1999 exchanged for up to 100,000 shares of Series A Preferred Stock.

                          DESCRIPTION OF CAPITAL STOCK



COMMON AND PREFERRED STOCK



     Following completion of the Domestication, if approved, and after giving effect to the one-for-twenty share consolidation discussed in Proposal Number Two, the authorized capital of the Company will consist of 50,000,000 shares of Common Stock of which approximately 4,533,283 will be issued and outstanding (assuming the exercise of all Rights offered pursuant to the Rights Offering), and 5,000,000 shares of Preferred Stock, of which 100,000 shares will be designated Series A Preferred Stock, 99,993 shares of which will be issued and outstanding (assuming exchange of all of the outstanding Convertible Debentures) and 4,900,000 shares of Preferred Stock will be undesignated and unissued. Holders of Common Stock and Series A Preferred Stock are entitled to receive dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Holders of Series A Preferred Stock are entitled to vote on all matters on which the holders of Common Stock are entitled to vote and have the number of votes equal to the number of shares of Common Stock into which their shares of Series A Preferred are convertible. Holders of Common Stock and Series A Preferred Stock have no cumulative voting, preemptive, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to receive approximately $53.02 or an aggregate of $5,302,000 (assuming conversion of all of the Convertible Debentures into Series A Preferred Stock) per share prior to and in preference of the holders of Common Stock. After the Series A Preferred Stock liquidation preference is paid, the holders of Common Stock are entitled to share equally and ratably in the remaining assets of the Company, if any. The outstanding shares of Common Stock and Preferred Stock are fully paid and nonassessable. The Series A Preferred is convertible at the option of the holder at the conversion price of $0.12 per share or 441.8 shares of Common Stock for each share of Series A Preferred Stock. In addition, the Series A Preferred Stock converts automatically on July 31, 1999 or upon either (i) the Company obtaining equity financing in an amount not less than $2 million and at a price of not less than $0.22 per share, or (ii) the stock trading at 250% or more of the conversion price for any 21 trading days in any consecutive 40 day trading period.



WARRANTS



     As of the Record Date there were outstanding warrants to purchase an aggregate of 14,858,716 shares of Common Stock at exercise prices from U.S.$.5625 to U.S.$.15 per share. These Warrants expire on various dates between March 1997 and November 2001.



REGISTRATION RIGHTS



     The holders of the 8% Convertible Debentures and Warrants issued with respect thereto (the 'Holders') are entitled to certain rights with respect to the registration of the resale of shares issued on conversion or exercise thereof under the Securities Act. Under the terms of an agreement between the Company and the Holders, the Company has an obligation to register these shares as soon as reasonably practical after written demand of purchasers holding a majority of the debentures and warrants.



TRANSFER AGENT AND REGISTRAR



     The transfer agent and registrar for the Company's Common Stock is the Montreal Trust Company of Canada. After the Domestication, the Company's transfer agent and registrar in the United States will be The First National Bank of Boston.



                                 LEGAL MATTERS



     Certain matters with respect to the legality of the issuance of the Common Stock, Preferred Stock and Warrants to be issued in connection with the Domestication and with respect to United States tax matters will be passed upon by Wilson Sonsini Goodrich & Rosati, professional corporation, Palo Alto, California. Certain matters with respect to Canadian tax matters and with respect to the legality of the issuance of the Rights to purchase Common Stock and the Common Stock issuable upon exercise of the Rights in connection with the Rights Offering will be passed upon by Campney & Murphy, Barristers and Solictors, Vancouver, British Columbia.

                                   APPENDIX I

Account #
------------------                                                     Control #
------------------

       THIS OFFER EXPIRES AT 5:00 P.M. CALIFORNIA TIME, ON APRIL 4, 1997

                     SANCTUARY WOODS MULTIMEDIA CORPORATION
                      SUBSCRIPTION RIGHTS FOR COMMON STOCK

                 THESE SUBSCRIPTION RIGHTS ARE NON-TRANSFERABLE

                            SUBSCRIPTION CERTIFICATE

Dear Shareholder and Debenture Holder

     You are entitled to exercise the Rights issued to you as of March 7, 1997, the Rights Offering Record Date for the Company's Rights Offering to subscribe for the number of Shares of Common Stock of Sanctuary Woods Multimedia Corporation ("Shares") shown on this Subscription Certificate pursuant to the primary subscription upon the terms and conditions specified in the Company's Prospectus dated March 11, 1997 (the "Prospectus"). The terms and conditions of the Rights Offering set forth in the Prospectus are incorporated herein by reference. Capitalized terms not defined herein have the meanings attributed to them in the Prospectus. In accordance with the Over-Subscription Privilege, as a Record Date Rights Holder, you are also entitled to subscribe for additional Shares if Shares remaining after exercise of Rights pursuant to the primary subscription are available and if you have fully exercised all Rights issued to you. If sufficient Shares remain after completion of the primary subscription, all over-subscriptions will be honored in full. If the aggregate number of Shares requested pursuant to the Over-Subscription Privilege exceeds the number of additional Shares, the available Shares will be allocated among those who over-subscribe based on the number of Shares a Rights Holder subscribes for pursuant to the Over-Subscription Privilege. The Company will not offer or sell any Shares which are not subscribed for pursuant to the primary subscription or the Over-Subscription Privilege.
--------------------------------------------------------------------------------

                               SAMPLE CALCULATION
                     FULL PRIMARY SUBSCRIPTION ENTITLEMENT

                           (ONE SHARE FOR EACH RIGHT)

   No. of shares of Common Stock owned on the Record Date
   ------------------ X    1 =
   ------------------ Rights
   No. of shares of Series A Preferred Stock that a Debenture
   Holder is entitled to on the Record Date
   ------------------ X 441.8 =
   ------------------ Rights

                                                                Total Rights:
   ------------------

   ------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY
===============================================================

                                                                       Control #


                                                                    ------------


                                                        Number of Rights Issued:

                                                                    ------------

--------------------------------------------------------------------------------

                       SECTION 1: DETAILS OF SUBSCRIPTION

   IF YOU WISH TO SUBSCRIBE FOR YOUR FULL ENTITLEMENT:

   A: I apply for ALL of my entitlement of new Shares pursuant to the Primary
     Subscription
     -------------------- X $0.12 = $
     --------------------
   B: I apply for additional Shares pursuant to the Over-Subscription
     Privilege*
     -------------------- X $0.12 = $
     --------------------

                                                                        A+B =
   ------------------ X $0.12 = $
   ------------------

   *You can only over-subscribe if you have fully exercised your primary subscription rights.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   IF YOU DO NOT WISH TO APPLY FOR YOUR FULL ENTITLEMENT:

   C: I apply for

   ------------------ shares x $0.12 = $

   ------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


   SECTION 2: TO SUBSCRIBE

   I acknowledge that I have received the Prospectus for this Rights Offering and I hereby irrevocably subscribe for the number of Shares indicated above either as a total of A and B or as indicated in C, on the terms and conditions specified in the Prospectus relating to the primary subscription and the Over-Subscription Privilege.

   I hereby agree that if I fail to pay in full for the Shares for which I have subscribed, the Company may exercise any of the remedies set forth in the Prospectus.

   Signature of subscriber:

   Telephone number (including area code) (     )

   If you wish to have your shares and refund check (if any) delivered in a different name or to an address other than that listed on this Subscription Certificate you must have your signature guaranteed by a member of the New York Stock Exchange or a bank or trust company. Please provide the delivery address below and note if it is a permanent change.

================================================================================


   SIGNATURE GUARANTY

--------------------------------------------------------------------------------

SIGNED SUBSCRIPTION CERTIFICATES SHOULD BE SENT TO STATE STREET BANK & TRUST COMPANY BY ONE OF THE METHODS DESCRIBED BELOW:



                EXERCISE FORM
               DELIVERY METHOD                                 ADDRESS/NUMBER
---------------------------------------------   ---------------------------------------------
By Mail                                         State Street Bank and Trust Company
                                                Corporate Reorganization
                                                P.O. Box 9061
                                                Boston, MA 02205-8686
By Hand                                         Securities Transfer and Reporting Services
                                                55 Broadway, Concourse Level
                                                New York, NY 10006
By Overnight Courier                            State Street Bank and Trust Company
  or Express Mail                               70 Campanelli Drive
                                                Braintree, MA 02184
                                                Attn: Corp. Reorg.

                EXERCISE FORM
               DELIVERY METHOD                                 ADDRESS/NUMBER
---------------------------------------------   ---------------------------------------------
By Broker-Dealer or other Nominee               Shareholders whose Shares are held in a
  (Notice of Guaranteed Delivery)               brokerage, bank, or trust account may contact
                                                their broker or other nominee and instruct
                                                them to submit a Notice of Guaranteed
                                                Delivery and Payment on their behalf.



     Delivery to an address other than as set forth above does not constitute a valid delivery.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses of the Registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

     Registration Fee -- Securities and Exchange Commission..................  $   2,996
     Printing and Engraving Expenses.........................................     50,000
     Accounting Fees.........................................................     20,000
     Legal Fees..............................................................     60,000
     Blue Sky Expenses.......................................................      5,000
     Rights Agent............................................................     10,000
     Miscellaneous Expenses..................................................      1,562
                                                                               ---------
               Total.........................................................  $ 150,000
                                                                                ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     (a) The Company Act of the Province of British Columbia, Canada (the "B.C. Act"), provides that a corporation may, with the approval of the court, indemnify a director or former director of a corporation against all costs, charges and expenses in any action to which he or she is made a party by reason of being or having been a director. The B.C. Act contains numerous provisions which attach liability to directors for breaching the B.C. Act's requirements or the directors' fiduciary responsibilities to the Company.

     The Articles of the Company provide that:

          (i) the Company shall indemnify any person and the personal representative of any deceased person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether or not brought by the Company, or by a person, or by a corporation or other legal entity or enterprise, or by the Crown or any governmental body, as hereinafter mentioned and whether civil, criminal or administrative, by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise, against all costs, charges and expenses, including legal fees and any amount paid to settle the action or proceeding or satisfy a judgment, if he acted honestly and in good faith with a view to the best interests of the corporation or other legal entity or enterprise as aforesaid of which he is or was a director, officer, employee or agent, as the case may be, and exercised the care, diligence and skill of a reasonably prudent person, and with respect to any criminal or administrative action or proceeding, he had reasonable grounds for believing that his conduct was lawful; provided that the Company shall not be bound to indemnify any such person, other than a director, officer or an employee of the Company (who shall be deemed to have notice of this Article and to have contracted with the Company in the terms hereof solely by virtue of his acceptance of such office or employment) if in acting as agent for the Company or as a director, officer, employee or agent of another corporation or other legal entity or enterprise as aforesaid, he does so by written request of the Company containing an express reference to this Article; and provided further that no indemnification of a director or former director of the Company, or director or former director of a corporation in which the Company is or was a shareholder, shall be made except to the extent approved by the Court pursuant to the Company Act or any other statute.

          (ii) the Company shall indemnify any person other than a director in respect of any loss, damage, costs or expenses whatsoever incurred by him while acting as an officer, employee or agent for the Company unless such loss, damage, costs or expenses shall arise out of failure to comply with instructions, willful act or default or fraud by such person in any of which events the Company shall indemnify such person only if the directors, in their absolute discretion so decide or the Company by ordinary resolution shall so direct.

     (b) The Company's Delaware Certificate of Incorporation provides that:

     The corporation shall, to the fullest extent permitted by the provisions of
Section 145 of the Delaware General Corporation Law ("Delaware GCL"), as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The Company may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

     In addition to the foregoing indemnification rights, the Company's Delaware Certificate of Incorporation eliminates liability of each director to the Company and its shareholders for monetary damages to the fullest extent permitted under the Delaware GCL.

     (c) Insofar as indemnification of the Company for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of their respective counsel the matter has been settled by a controlling precedent and subject to possible conflict of laws questions involving Canadian corporation law, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


EXHIBIT
NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
  1.1 *  Subscription Rights Agency Agreement
  4.1    Specimen Stock Certificate for Registrant's Common Shares(1)
  5.1 *  Opinion of Campney & Murphy, Barristers and Solicitors regarding the legality of securities being registered
 10.1    Employee Incentive Share Purchase Option between the Registrant and Brinton E. Coxe dated as of December 23, 1992(2)
 10.2    Offer to Sub-Lease dated as of January 15, 1993 between the Registrant and T.M.
         Thomson and Associates, a division of Sandwell Inc., for premises located at 1006
         Government Street, Victoria, British Columbia, Canada(3)
 10.3    Stock Purchase Agreement between the Registrant, Mind F/X Inc. and the sole stockholder of Mind F/X Inc. dated as of June 30, 1993(4)
 10.4    License Agreement between the Registrant and Ripley Entertainment, Inc. dated as of
         September 7, 1993 (Portions omitted -- confidential treatment granted)(5)
 10.5    Letter Agreement between the Registrant and Allen M. Barr dated March 22, 1994, as amended by letter dated July 1, 1994(6)

EXHIBIT
NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
 10.6    Letter Agreement between the Registrant and A. Renee Courington dated April 26,
         1993, as amended by letter dated July 29, 1994(7)
 10.7    Licensing Agreement between the Registrant and Journeyman 2, Inc., dated as of
         August 3, 1994 (Portions omitted -- confidential treatment requested)(8)
 10.8    Security and Loan Agreement (Portions omitted -- confidential treatment requested),
         Addendum to Security and Loan Agreement (Portions omitted -- confidential treatment requested), General Security Agreement, Continuing Guarantee, between Sanctuary
         Woods Multimedia, Inc. and a bank, dated March 10, 1994; Stock Pledge Agreement between the Registrant and a bank, dated March 10, 1994; Warrant to Purchase Stock of the Registrant granted to a bank, dated March 10, 1995(9)
 10.9    Sub-Lease dated November 23, 1994 between the Registrant and Heublein, Inc., for premises located at 1825 South Grant Street, San Mateo, California 99402(10)
 10.10   Lease Agreement dated April 29, 1993 between the Registrant and Crossroads
         Associates, for premises located at 1825 South Grant Street, San Mateo, California
         94402, as amended by First Amendment of Lease dated February 22, 1994(11)
 10.11   Form of Director Indemnity Agreement(12)
 10.12   Form of Purchase Agreement for subscribing to the July 1995 private placement(13)
 10.13   Form of Warrant to Purchase Common Stock issued by the Company to the placement agent for the July 1995 private placement(14)
 10.14   Form of 10% Convertible Secured Debenture(15)
 10.15   Form of 10% Secured Debenture(16)
 10.16   Form of Warrant to Purchase Common Stock(17)
 10.17   Security Agreement dated as of February 28, 1996, by and between the Registrant and the Collateral Agent for Secured Debentures(18)
 10.18   Amendment to Loan Agreement between Sanctuary Woods Multimedia, Inc. and a bank, dated April 2, 1996 and related warrant(19)
 10.19   Third Amendment to Loan Agreement between Registrant and a bank dated August 15,
         1996 and related warrant(20)
 13.1 *  Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, filed pursuant to Section 13 of the Exchange Act.
 23.1 *  Consent of Campney & Murphy (contained in Exhibit 5.1)
 23.2    Consent of Chambers, Phillips & Co., Chartered Accountants
 23.3    Consent of Deloitte & Touche, Chartered Accountants
 23.4    Consent of Deloitte & Touche LLP, Independent Auditors
 24.1 *  Power of Attorney (see page II-5)
 27.1 *  Financial Data Schedule
 99.1    Sanctuary Woods Multimedia Corporation 1995 Stock Option Plan(21)


---------------

* Previously filed.

 (1) Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (2) Incorporated by reference to Exhibit 2-B to Form 20 F/A.

 (3) Incorporated by reference to Exhibit 3-I to Form 20 F/A.

 (4) Incorporated by reference to Exhibit 10.21 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (5) Incorporated herein by reference to Exhibit 10.22 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (6) Incorporated by reference to Exhibit 10.32 to Registrant's Report on Form 10-K filed March 31, 1995.

 (7) Incorporated by reference to Exhibit 10.33 to Registrant's Report on Form 10-K filed on March 31, 1995.

 (8) Incorporated by reference to Exhibit 10.34 to Registrant's Report on Form 10-K filed on March 31, 1995.

 (9) Incorporated herein by reference to Exhibit 10.35 Registrant's Report on Form 10-K filed on March 31, 1995.

(10) Incorporated by reference to Exhibit 10.36 to Registrant's Report on Form 10-K filed on March 31, 1995.

(11) Incorporated by reference to Exhibit 10.37 to Registrant's Report on Form 10-K filed on March 31, 1995

(12) Incorporated by reference to Exhibit 10.38 to Registrant's Report on Form 10-K/A filed October 26, 1995

(13) Incorporated by reference to Exhibit 7.2 to Registrant's Report on Form 8-K dated February 14, 1995.

(14) Incorporated by reference to Exhibit 7.5 to Registrant's Report on Form 8-K dated February 14, 1995.

(15) Incorporated by reference to Exhibit 99.2 to Registrant's Report on Form 8-K dated March 8, 1996.

(16) Incorporated by reference to Exhibit 99.3 to Registrant's Report on Form 8-K dated March 8, 1996.

(17) Incorporated by reference to Exhibit 99.4 to Registrant's Report on Form 8-K dated March 8, 1996.

(18) Incorporated by reference to Exhibit 99.5 to Registrant's Report on Form 8-K dated March 8, 1996.

(19) Incorporated by reference to Exhibit 10.18 to Registrant's Report on Form 10-K dated March 31, 1995.

(20) Incorporated by reference from Exhibit 10.20 to Registrant's Report on Form 10-K/A-3 filed January 16, 1997.

(21) Incorporated by reference from Exhibit 99.1 to Registrant's Registration Statement on Form S-8 filed August 25, 1995.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file during any period in which offers or sales are made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or event arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned undertakes that:

          (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Mateo, California on March 6, 1997.


                                   SANCTUARY WOODS MULTIMEDIA CORPORATION,

                                   By: /s/        CHARLOTTE J. WALKER

                                      ------------------------------------------
                                                 Charlotte J. Walker
                                         Chairman, President and Chief Executive
                                                                         Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                 TITLE                    DATE
---------------------------------------------  --------------------------------  -------------

           /s/ CHARLOTTE J. WALKER             Chairman, President and Chief     March 6, 1997
---------------------------------------------    Executive Officer and Director
             Charlotte J. Walker                 (Principal Executive Officer)

           /s/ * PETER C. NICHTER              (Principal Financial Officer and  March 6, 1997
---------------------------------------------    Principal Accounting Officer)
               Peter C. Nichter

           /s/ * N. JOHN CAMPBELL              Director                          March 6, 1997
---------------------------------------------
               N. John Campbell

           /s/ * GRANT N. RUSSELL              Director                          March 6, 1997
---------------------------------------------
               Grant N. Russell

        * By: /s/ CHARLOTTE J. WALKER
---------------------------------------------
             Charlotte J. Walker
              Attorney-in-Fact

                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                                  DESCRIPTION
------   --------------------------------------------------------------------------
  1.1*   Subscription Rights Agency Agreement......................................
  4.1    Specimen Stock Certificate for Registrant's Common Shares(1)..............
  5.1*   Opinion of Campney & Murphy, Barristers and Solicitors regarding the legality of securities being registered...................................
 10.1    Employee Incentive Share Purchase Option between the Registrant and
         Brinton E. Coxe dated as of December 23, 1992(2)..........................
 10.2    Offer to Sub-Lease dated as of January 15, 1993 between the Registrant and
         T.M. Thomson and Associates, a division of Sandwell Inc., for premises located at 1006 Government Street, Victoria, British Columbia,
         Canada(3).................................................................
 10.3    Stock Purchase Agreement between the Registrant, Mind F/X Inc. and the sole stockholder of Mind F/X Inc. dated as of June 30, 1993(4)............
 10.4    License Agreement between the Registrant and Ripley Entertainment, Inc.
         dated as of September 7, 1993 (Portions omitted -- confidential treatment granted)(5)...............................................................
 10.5    Letter Agreement between the Registrant and Allen M. Barr dated March 22,
         1994, as amended by letter dated July 1, 1994(6)..........................
 10.6    Letter Agreement between the Registrant and A. Renee Courington dated
         April 26, 1993, as amended by letter dated July 29, 1994(7)...............
 10.7    Licensing Agreement between the Registrant and Journeyman 2, Inc., dated as of August 3, 1994 (Portions omitted -- confidential treatment requested)(8).............................................................
 10.8    Security and Loan Agreement (Portions omitted -- confidential treatment requested), Addendum to Security and Loan Agreement (Portions omitted --
         confidential treatment requested), General Security Agreement, Continuing
         Guarantee, between Sanctuary Woods Multimedia, Inc. and a bank, dated
         March 10, 1994; Stock Pledge Agreement between the Registrant and a bank, dated March 10, 1994; Warrant to Purchase Stock of the Registrant granted to a bank, dated March 10, 1995(9)........................................
 10.9    Sub-Lease dated November 23, 1994 between the Registrant and Heublein,
         Inc., for premises located at 1825 South Grant Street, San Mateo,
         California 99402(10)......................................................
 10.10   Lease Agreement dated April 29, 1993 between the Registrant and Crossroads
         Associates, for premises located at 1825 South Grant Street, San Mateo,
         California 94402, as amended by First Amendment of Lease dated February
         22, 1994(11)..............................................................
 10.11   Form of Director Indemnity Agreement(12)..................................
 10.12   Form of Purchase Agreement for subscribing to the July 1995 private placement(13).............................................................
 10.13   Form of Warrant to Purchase Common Stock issued by the Company to the placement agent for the July 1995 private placement(14)...................
 10.14   Form of 10% Convertible Secured Debenture(15).............................
 10.15   Form of 10% Secured Debenture(16).........................................
 10.16   Form of Warrant to Purchase Common Stock(17)..............................
 10.17   Security Agreement dated as of February 28, 1996, by and between the
         Registrant and the Collateral Agent for Secured Debentures(18)............
 10.18   Amendment to Loan Agreement between Sanctuary Woods Multimedia, Inc. and a bank, dated April 2, 1996 and related warrant(19).........................
 10.19   Third Amendment to Loan Agreement between Registrant and a bank dated
         August 15, 1996 and related warrant(20)...................................

EXHIBIT
NUMBER                                  DESCRIPTION
------   --------------------------------------------------------------------------
 13.1*   Quarterly Report on Form 10-Q for the quarter ended December, 1996, filed pursuant to Section 13 of the Exchange Act................................
 23.1*   Consent of Campney & Murphy (contained in Exhibit 5.1)....................
 23.2    Consent of Chambers, Phillips & Co., Chartered Accountants................
 23.3    Consent of Deloitte & Touche, Chartered Accountants.......................
 23.4    Consent of Deloitte & Touche LLP, Independent Auditors....................
 24.1*   Power of Attorney (see page II-5).........................................
 27.1*   Financial Data Schedule...................................................
 99.1    Sanctuary Woods Multimedia Corporation 1995 Stock Option Plan(21).........


---------------


  * Previously filed.


 (1) Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (2) Incorporated by reference to Exhibit 2-B to Form 20 F/A.

 (3) Incorporated by reference to Exhibit 3-I to Form 20 F/A.

 (4) Incorporated by reference to Exhibit 10.21 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (5) Incorporated herein by reference to Exhibit 10.22 to Registrant's Registration Statement on Form F-1, filed on November 12, 1993.

 (6) Incorporated by reference to Exhibit 10.32 to Registrant's Report on Form 10-K filed March 31, 1995.

 (7) Incorporated by reference to Exhibit 10.33 to Registrant's Report on Form 10-K filed on March 31, 1995.

 (8) Incorporated by reference to Exhibit 10.34 to Registrant's Report on Form 10-K filed on March 31, 1995.

 (9) Incorporated herein by reference to Exhibit 10.35 Registrant's Report on Form 10-K filed on March 31, 1995.

(10) Incorporated by reference to Exhibit 10.36 to Registrant's Report on Form 10-K filed on March 31, 1995.

(11) Incorporated by reference to Exhibit 10.37 to Registrant's Report on Form 10-K filed on March 31, 1995

(12) Incorporated by reference to Exhibit 10.38 to Registrant's Report on Form 10-K/A filed October 26, 1995

(13) Incorporated by reference to Exhibit 7.2 to Registrant's Report on Form 8-K dated February 14, 1995.

(14) Incorporated by reference to Exhibit 7.5 to Registrant's Report on Form 8-K dated February 14, 1995.

(15) Incorporated by reference to Exhibit 99.2 to Registrant's Report on Form 8-K dated March 8, 1996.

(16) Incorporated by reference to Exhibit 99.3 to Registrant's Report on Form 8-K dated March 8, 1996.

(17) Incorporated by reference to Exhibit 99.4 to Registrant's Report on Form 8-K dated March 8, 1996.

(18) Incorporated by reference to Exhibit 99.5 to Registrant's Report on Form 8-K dated March 8, 1996.

(19) Incorporated by reference to Exhibit 10.18 to Registrant's Report on Form 10-K dated March 31, 1995.

(20) Incorporated by reference from Exhibit 10.20 to Registrant's Report on Form 10-K/A-3 filed January 16, 1997.

(21) Incorporated by reference from Exhibit 99.1 to Registrant's Registration Statement on Form S-8 filed August 25, 1995.